FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2005


                         Brazilian Distribution Company
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                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                                 --------------
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F X    Form 40-F
                                      ---            ---

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                  Yes     No X
                                     ---    ---

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                  Yes     No X
                                     ---    ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes     No X
                                     ---    ---

                                   SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           COMPANHIA BRASILEIRA DE DISTRIBUICAO





Date: August 22, 2005                  By: /s/ Augusto Marques da Cruz Filho
                                           ----------------------------------
                                           Name:  Augusto Marques da Cruz Filho
                                           Title: Chief Financial Officer



                                       By: /s/ Fernando Queiroz Tracanella
                                           ----------------------------------
                                           Name:  Fernando Queiroz Tracanella
                                           Title: Investor Relations Officer

                                  EXHIBIT INDEX

99.1 Shareholders' Agreement among Abilio Dos Santos Diniz Ana Maria Falleiros Dos Santos Diniz D'Avila Adriana Falleiros Dos Santos Diniz Joao Paulo Falleiros Dos Santos Diniz Pedro Paulo Falleiros Dos Santos Diniz Peninsula Participacoes Ltda. and Ad Peninsula Empreendimentos E Participacoes Ltda. and Segisor and, as Intervening Party, Vieri Participacoes S.A. Companhia Brasileira De Distribuicao Casino Guichard Perrachon S.A. dated as of June 22, 2005

99.2 Shareholders' Agreement among Vieri Participacoes S.A. and Segisor and Abilio Dos Santos Diniz Ana Maria Falleiros Dos Santos Diniz D'Avila Adriana Falleiros Dos Santos Diniz Joao Paulo Falleiros Dos Santos Diniz Pedro Paulo Falleiros Dos Santos Diniz Peninsula Participacoes Ltda. and, as Intervening Parties, Companhia Brasileira De Distribuicao Casino Guichard Perrachon S.A. dated as of June 22, 2005